Exhibit 4(b)(xv)

Lord Blackwell

Chairman

3 September 2018

Private & Confidential

Ms Amanda Mackenzie OBE

Dear Amanda,

Non-executive Director appointment – Lloyds Banking Group plc

Further to my letter of 17th April, I can now confirm that your appointment on the terms set out in that letter will commence on 1st October, 2018. I look forward very much to having you with us.

Best regards,

/s/ Norman Blackwell